EXHIBIT 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

BetterLife Pharma Inc. 1275 West 6th Avenue, #300 Vancouver, BC Canada V6H 1A6

1.2	Executive Officer

Moira Ong Chief Financial Officer 604.551.5178

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On August 31, 2020, Altum Pharmaceuticals Inc. (“Altum”), a private company incorporated under the laws of Canada, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company set-up for purposes of this transaction, were amalgamated. Subsequent to the amalgamation, Altum became a fully-owned subsidiary of the Company.

2.2	Acquisition Date

August 31, 2020

2.3	Consideration

The Company issued 18,217,239 common shares to Altum shareholders in exchange for 100% of Altum common shares. In addition, 856,880 stock options, with exercise prices between $0.03 and $3.23 and expiries between September 7, 2020 and February 28, 2022, were issued to Altum optionees and 252,595 share purchase warrants, with exercise price of US$1.44 and expiry on August 6, 2022, to Altum’s warrant-holders.

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2.4	Effect on Financial Position

The effect of the Amalgamation on the Company’s financial position is outlined in the unaudited pro forma consolidated financial statements as incorporated by reference to this report. The Company presently has no plans for material changes in the business or affairs of Altum that may have a significant effect on the financial performance or position of the Company.

2.5	Prior Valuations

On January 15, 2021, the Company obtained an Estimate Purchase Price Allocation Report from Evans & Evans, Inc. with regard to the estimated fair value of the acquired tangible and intangible assets and liabilities of Altum. The book value approach was utilized to determine fair values of tangible assets and liabilities and the cost approach was utilized to determine the fair values of Altum’s in-process R&D intangible assets. The fair values of acquired assets as at August 31, 2020 was estimated to be:

Tangible Assets:	Fair Value
Current assets	394,601
Net fixed assets	44,553
Liabilities assumed	(3,955,804)
Total tangible assets	(3,516,650)

Intangible Assets:
In-process R&D	11,362,000
Total intangible assets	11,362,000

2.6	Parties to Transaction

As of August 31, 2020, the Company’s Chief Executive Officer and Director was the Chief Executive Officer and sole Director of Altum. As of the same date, the Company’s Chief Financial Officer was the Chief Financial Officer of Altum.

2.7	Date of Report

March 15, 2021

Item 3	Financial Statements and Other Information

The following financial statements required by Part 8 of National Instrument 51-102 Continuous Disclosure Obligations are included in this report in Schedule “A”:

1)	Interim financial statements: Unaudited condensed consolidated interim financial statements of Altum for the three months ended June 30, 2020 and 2019.

The following financial statements are incorporated by reference, and form part of this business acquisition report. These financial statements have been filed under the Company’s SEDAR profile at www.sedar.com:

1)

Annual financial statements: Audited consolidated financial statements of Altum for the years ended March 31, 2020 and 2019. MNP LLP has not given their consent to the inclusion of their auditors’ report on the financial statements in this report.

2)

Pro forma financial statements: Unaudited pro forma consolidated financial statements that give effect to the Amalgamation, comprised of the unaudited pro forma consolidated statement of financial position as of April 30, 2020 and the unaudited pro forma consolidated statement of loss for the three months ended April 30, 2020.

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SCHEDULE “A”

ALTUM PHARMACEUTICALS INC.

Condensed Consolidated Interim Financial Statements

Three Months Ended June 30, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

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NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

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ALTUM PHARMACEUTICALS INC.

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

(Expressed in Canadian dollars)

	June 30, 2020	March 31, 2020
	$	$

Assets

Current assets
Cash and cash equivalents	83,840	355,455
Taxes receivable	19,829	63,741
Marketable security (Note 6)	434,700	172,500
Prepaid expenses	508,180	288,916
Total current assets	1,046,549	880,612

Equipment (Note 7)	47,625	52,234
Intangible assets (Note 8)	8,842,257	9,127,189

Total assets	9,936,431	10,060,035

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	3,659,826	2,162,402
Due to related parties (Note 10)	580,713	510,274
Promissory notes (Note 9)	258,251	-
Total current liabilities	4,498,790	2,672,676

Warrant liabilities (Note 12)	2,200,789	728,544

Total liabilities	6,699,579	3,401,220

Shareholders' equity
Common shares, net of share issue costs (Note 11)	28,707,299	25,900,342
Common shares to be issued	90,000	2,739,887
Reserves	2,128,517	2,066,342
Accumulated other comprehensive income	14,260	13,671
Deficit	(27,703,224)	(24,061,427)

Total shareholders' equity	3,236,852	6,658,815

Total liabilities and shareholders' equity	9,936,431	10,060,035

Nature of operations and going concern (Note 1), commitments and contingencies (Note 18) and events after the reporting date (Note 19)

Approved on behalf of the Board of Director

"Ahmad Doroudian "	Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

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ALTUM PHARMACEUTICALS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited)
(Expressed in Canadian dollars)

	Three Months Ended June 30,
	2020	2019
	$	$

Expenses
Amortization and depreciation	289,541	284,932
Conference	-	448
Consulting fees	622,634	434,624
Director fees	-	23,189
Foreign exchange gain	(41,168)	(60,452)
General and administrative	24,520	25,119
Insurance	16,446	10,820
Professional fees	284,846	44,098
Rent	-	1,200
Research and development, net of cost recovery	1,188,554	1,200,684
Salaries and wages	377,614	416,504
Share-based payments	62,175	182,374
Travel expenses	-	33,479

Total expenses	2,825,162	2,597,019

Net loss before other income (expenses)	(2,825,162)	(2,597,019)

Other income (expenses)
Change in unrealized gains/losses on marketable security	262,200	431,018
Change in unrealized gains/losses on warrant liabilities (Note 12)	(1,078,835)	36,688
Interest expense	-	(4,601)
Interest income	-	1,446
Other income	-	46,221
Realized gain on disposal of marketable security (Note 6)	-	27,482

Total other (expenses) income	(816,635)	538,254

Net loss	(3,641,797)	(2,058,765)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent period (net of tax)
Foreign currency translation adjustment	589	1,117

Net comprehensive loss	(3,641,208)	(2,057,648)

Net loss per share, basic and diluted	(0.10)	(0.06)

Weighted average shares outstanding, basic and diluted	37,917,721	34,277,263

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

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ALTUM PHARMACEUTICALS INC.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited)
(Expressed in Canadian dollars, except for share amounts)

					Accumulated
			Common		Other
	Common Shares		Shares to		Comprehensive
	Number of	Amount	be Issued	Reserves	Income	Deficit	Total
	Shares	$	$	$	$	$	$

Balance, March 31, 2019	34,253,679	21,560,593	1,441,231	1,634,598	16,731	(14,517,018)	10,136,135
Share issuance costs	20,000	31,774	(31,774)	-	-	-	-
Subscriptions received	-	-	1,798,518	-	-	-	1,798,518
Shares issued for services	23,078	37,067	-	-	-	-	37,067
Share-based payments	-	-	-	211,028	-	-	211,028
Net loss	-	-	-	-	-	(2,058,765)	(2,058,765)
Foreign currency translation	-	-	-	-	1,117	-	1,117

Balance, June 30, 2019	34,296,757	21,629,434	3,207,975	1,845,626	17,848	(16,575,783)	10,125,100

Balance, March 31, 2020	37,561,677	25,900,342	2,739,887	2,066,342	13,671	(24,061,427)	6,658,815
Private placements	2,000,000	2,827,943	(2,649,887)	-	-	-	178,056
Share issuance costs	160,000	(20,986)	-	-	-	-	(20,986)
Share-based payments	-	-	-	62,175	-	-	62,175
Net loss	-	-	-	-	-	(3,641,797)	(3,641,797)
Foreign currency translation	-	-	-	-	589	-	589

Balance, June 30, 2020	39,721,677	28,707,299	90,000	2,128,517	14,260	(27,703,224)	3,236,852

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

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ALTUM PHARMACEUTICALS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
(Expressed in Canadian dollars)

	Three Months Ended June 30,
	2020	2019
	$	$

Operating activities

Net loss	(3,641,797)	(2,058,765)
Non-cash items:
Amortization and depreciation	289,541	284,932
Change in unrealized gains/losses on marketable security	(262,200)	(431,018)
Change in unrealized gains/losses on warrant liabilities	1,078,835	(36,688)
Common shares issued for services	-	37,067
Realized gain on disposal of marketable security	-	(27,482)
Share-based payments	62,175	182,374
Changes in non-cash working capital items:
Taxes receivable	43,869	10,710
Prepaid expenses	(219,264)	554,252
Accounts payable and accrued liabilities	1,497,423	(258,058)
Due to/from related parties	70,439	320,147

Net cash (used in) operating activities	(1,080,979)	(1,422,529)

Financing activities
Proceeds from promissory notes	258,251	-
Proceeds from share subscriptions received	-	1,798,518
Proceeds from issuance of units, net of share issuance cost	550,480	-
Repayment of promissory notes	-	(171,671)

Net cash provided by financing activities	808,731	1,626,847

Investing activities
Cash disposed of from asset disposition (Note 4)	(240)	-
Proceeds from sale of marketable security	-	50,000

Net cash (used in) investing activities	(240)	50,000

Effects of exchange rate changes in cash	937	(62)
(Decrease) increase in cash and cash equivalents	(271,551)	254,256
Cash and cash equivalents, beginning of period	355,391	115,482

Cash and cash equivalents, end of period	83,840	369,738

Supplemental cash flow disclosures (Note 14)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

1.	Nature of Operations and Going Concern

Altum Pharmaceuticals Inc. (the “Company”, or “API”) was incorporated under the Canada Business Corporations Act on June 15, 2016 and its head office is located at 1275 West 6th Avenue, Suite 300, Vancouver, British Columbia. The Company is engaged in the development and commercialization of patented, differentiated and premium quality pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the basis that the Company is a going concern. This assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company reported a net loss of $3,641,797 (2019 – $2,058,765) and used funds for operating activities of $1,080,979 (2019 - $1,422,529) for the three months ended June 30, 2020 and 2019. The Company had accumulated deficit of $27,703,224 (March 31, 2020 - $24,061,427) as of June 30, 2020. These factors indicate material uncertainties that cast substantial doubt about to the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on obtaining financing through the issuance of debt or equity, or successful development and commercialization of its product portfolio, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)). The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity. During 2020, the Company received net cash proceeds of $808,731 (2019 - $1,626,847) pursuant to financing activities.

The accompanying condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2.	Significant Accounting Policies

(a) Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements were approved by the Board of Director and authorized for issue on August 31, 2020.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

	(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. The functional currency of its wholly owned subsidiaries, Altum Pharmaceuticals International Inc. (“APII”), Altum Pharmaceuticals Barbados Inc. (“APBI”) and Altum S1M US Corp. (“AS1M US”), is United States dollars. The functional currency of its wholly owned subsidiary, Opes Pharmaceuticals Inc. (“Opes”), is Canadian dollars. The functional currency of its wholly owned subsidiary, Altum Pharmaceuticals (HK) Limited (“Altum HK”), is the Hong Kong dollar.

	(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of Altum Pharmaceuticals Inc. (“API”) (incorporated in Canada on June 15, 2016) and its wholly owned subsidiaries APII (incorporated in Barbados on July 28, 2016 and dissolved in December 2020), APBI (incorporated in Barbados on July 28, 2016 and dissolved in December 2020), Altum S1M US (incorporated in the State of Nevada on November 22, 2016), Opes (incorporated in Canada, acquired on November 10, 2016 and divested on May 7, 2020) and Altum HK (incorporated in Hong Kong on October 16, 2019).

The results of subsidiaries acquired or disposed of during the period are included in the condensed consolidated interim statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intra-company transactions, balances, income and expenses are eliminated in full on consolidation.

	(d)	Use of Estimates and Judgements

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments and form assumptions that affect the reported amounts and other disclosures in these condensed consolidated interim financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements are the recoverability of deferred tax assets, fair value of share-based payments and warrants, and useful life of intangible assets.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

(d) Use of Estimates and Judgements (continued)

(i)

The Company recognizes the deferred tax benefit related to deferred tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in the future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(ii)

 Following initial recognition, the Company carries the value of the intangible asset at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible asset resulting in a change in related amortization expense.

(iii)

 The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net loss and its equity reserves. Warrant liabilities are accounted for as financial liabilities as they are exercisable in US dollars (Note 12(a)).

(iv)

Depreciation of equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Critical judgments
Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

(i)

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its condensed consolidated interim financial statements for the three months ended June 30, 2020. The global outbreak of coronavirus (“COVID-19”) has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition. Refer to Note 1 for additional factors impacting going concern assessment done by management.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

	(d)	Use of Estimates and Judgements (continued)

Management prepares the condensed consolidated interim financial statements on a going concern basis unless management either intends to liquidate the entity or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability and potential sources of replacement financing. As a result of the assessment, management concluded the ultimate appropriateness of the use of accounting principles applicable to a going concern.

(ii)

In concluding that the Canadian dollar is the functional currency of API and Opes, that the US dollar is the functional currency of APII, APBI, and AS1M US, and that the functional currency of Altum HK is the Hong Kong dollar, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates, or if there has been a change in events or conditions that determined the primary economic environment.

	(e)	Foreign Currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the statement of financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the year. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

	(f)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

	(f)	Financial Instruments (continued)

	•	Amortized cost: Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s cash and cash equivalents are classified in this category.

	•	Fair value through other comprehensive income (“FVTOCI”): Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

	•	Fair value through profit or loss (“FVTPL”): Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. The Company’s marketable security is classified in this category.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties and promissory notes are measured at amortized cost. Warrant liabilities are measured at FVTPL.

Financial Instruments - Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At June 30 and March 31, 2020, cash and cash equivalents and marketable security were measured and recognized in the condensed consolidated interim statements of financial position using Level 1 inputs and warrant liabilities have been measured and recognized in the condensed consolidated interim statements of financial position at fair value using Level 3 inputs in the fair value hierarchy.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

(g)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At June 30 and March 31, 2020, the Company had no cash equivalents.

(h)	Marketable Security

Marketable security consists of common shares of a publicly-traded company. The marketable security is classified as financial asset at FVTPL. It is recorded at their fair values using quoted market prices at the statement of financial position date. Subsequent revaluation resulting in unrealized gains or losses are recorded in the condensed consolidated interim statements of comprehensive loss.

(i)	Equipment

Equipment are carried at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When equipment includes significant components with different useful lives, they are recorded and depreciated separately. Estimated useful lives are reviewed at the end of each reporting period.

The Company recognizes in the carrying amount of an item of equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized in the condensed consolidated statements of comprehensive loss as an expense as incurred. Depreciation is not recorded on equipment that is not yet available for use.

Depreciation is recognized so as to write off the cost of items of equipment less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The estimated useful lives of the Company’s equipment are 3 years.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

(j)	Intangible Assets

Intangible assets consist of costs incurred to acquire patents. Intangible assets are considered finite live assets and recorded at cost less accumulated amortization and accumulated impairment. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives of ten (10) years.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

(k)	Impairment of Long-lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the condensed consolidated interim statements of comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m)	Fair Value of Warrants and Warrant Liabilities

Warrants issued are considered derivative liabilities when the currency denomination of the exercise price is different from the functional currency of the Company. Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the relative fair value method. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair value of the components. The Company uses the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants. The impact of changes in key assumptions is described in Note 12. When warrants are classified as liabilities, the updated values of relevant inputs within the Black-Scholes pricing model are used to calculate the fair value of the warrant liabilities at each reporting date.

15

ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

2.	Significant Accounting Policies (continued)

(n)	Share-based Payments

The Company issues stock options under its Share Option Plan described in Note 13. The fair value of stock options granted to employees, consultants, directors and others providing similar services is measured at the grant date using an option pricing model. Subsequently, the fair value of stock options ultimately expected to vest is charged to operations over the vesting period. Stock options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

(o)	Comprehensive Income or Loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are classified as FVTOCI will have revaluation gains and losses included in other comprehensive income until the asset is removed from the condensed consolidated interim statements of financial position. Currency translation adjustments for foreign subsidiaries are included in other comprehensive income until disposal of the foreign subsidiary.

(o)	Earnings or Loss Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(p)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.	New Accounting Pronouncements

The following new accounting standards and interpretations have been adopted by the Company as of April 1, 2020.

(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

3.	New Accounting Pronouncements (continued)

(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”) (continued)

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

As of April 1, 2020, the Company has adopted IAS 1 and has concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company’s condensed consolidated interim financial statements.

(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020.

As of April 1, 2020, the Company has adopted IAS 8 and has concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company’s condensed consolidated interim financial statements.

4.	Asset Disposition

On May 7, 2020, the Company divested 100% of the outstanding common shares of Opes Pharmaceuticals Inc. (“Opes”) to BetterLife for $1. The Company evaluated the divestiture of Opes in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

5.	License and Amalgamation with BetterLife

On May 6, 2020, the Company entered into binding letter of intent to license worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment (the “Licensing Agreement”), to BetterLife, related, at that date, by way of common officers. Under the terms of the Licensing Agreement, on closing BetterLife will issue 1,000,000 common shares to the Company and grant to the Company 500,000 warrants to acquire an equivalent number of common shares at a price of $1.90 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trials. In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, BetterLife will pay $5,000,000 in cash to the Company and the Company will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000. Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and the Company obtaining an exclusive license with respect to certain intellectual property from a Canadian governmental research and technology organization.

17

ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

5.	License and Amalgamation with BetterLife (continued)

On July 3, 2020, the Company signed an amalgamation agreement with BetterLife pursuant to which the Company will be amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of BetterLife incorporated on June 30, 2020 for purposes of the Amalgamation. Upon the close of the Amalgamation, BetterLife will issue such number of common shares equal to 100% of its outstanding common shares to shareholders of the Company such that, immediately upon completion of the Amalgamation, shareholders of the Company, in the aggregate, will hold an equal number of common shares of BetterLife as the shareholders of BetterLife hold in the aggregate. In addition, each of the Company’s stock options will be exchanged for such number of BetterLife’s stock options as is determined using the share exchange ratio determined by reference to the exchange of the Company’s common shares for common shares of BetterLife.

On August 31, 2020, the Amalgamation closed (Note 19(a)). Neither the Company nor BetterLife has any further obligations under the Licensing Agreement.

6.	Marketable Security

On September 12, 2017, the Company entered into a licensing agreement with BetterLife whereby the Company licensed worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products. Consideration include:

	1)	250,000 common shares of BetterLife on September 22, 2017 valued at $461,888 (received);
	2)	250,000 common shares of BetterLife upon Health Canada Natural Product Number approval (not yet received as of the date of this report);
	3)	Royalties on annual gross sales; and
	4)	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval. As of June 30, 2020, and the date of this report, no milestones have been achieved.

During the three months ended June 30, 2019, the Company sold 20,000 common shares and recorded a realized gain on sale of $27,482 on its condensed consolidated interim statements of comprehensive loss. As of June 30, 2020, the Company’s investment in BetterLife shares is recorded at its fair value of $434,700 (March 31, 2020 - $172,500).

7.	Equipment

Cost	$
Balance, March 31, 2019	-
Additions	55,307
Balance, June 30 and March 31, 2020	55,307

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

7.	Equipment (continued)

Accumulated Amortization	$
Balance, March 31, 2018 and 2019	-
Amortization	3,073
Balance, March 31, 2020	3,073
Amortization	4,609
Balance, June 30, 2020	7,682

$
Net book value, June 30, 2020	47,625
Net book value, March 31, 2020	52,234

8.	Intangible Assets

Cost	AP-002 Patents $
Balance, June 30, 2020, March 31, 2020 and 2019	11,397,283

Accumulated Amortization	$
Balance, March 31, 2019	1,130,361
Amortization	1,139,733
Balance, March 31, 2020	2,270,094
Amortization	284,932
Balance, June 30, 2020	2,555,026

$
Net book value, June 30, 2020	8,842,257
Net book value, March 31, 2020	9,127,189

(a)	AP-001 BiPhasix Technology

On March 21, 2017, the Company entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix Technology). Consideration included:

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

8.	Intangible Assets (continued)

(a)	AP-001 BiPhasix Technology (continued)

•	Five percent (5%) of the inventory of any and all product produced by the Company to be paid in kind to AAPP.
•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and
o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that the Company receives from a third person in respect of development, licensing, manufacturing or distribution rights.

(b)	AP-002 Patents

In April 2018, the Company completed the acquisition of Lexi Pharma Inc. (“Lexi”) pursuant to a Share Purchase Agreement dated as of April 3, 2018. As consideration for the purchase, the Company issued 8,000,000 common shares. Pursuant to this acquisition, the Company acquired patents related to an oral gallium-based novel anti-cancer small molecule (“AP-002”) with a fair value of $11,397,283. The finished drug product is an enteric protected tablet for oral administration.

(c)	AP-003 Patent Application

AP-003 is a patent pending proprietary IFNa2b inhalation formulation.

9.	Promissory Note

	June 30, 2020 $	March 31, 2020 $

Promissory note	258,251	-

On May 15, 2020, the Company issued a promissory note of US$200,000 to BetterLife, of which $258,251 (US$189,500) was advanced to the Company to advance on clinical activities related to the AP-003 program. The promissory note is due on the earlier of (i) August 31, 2020, (ii) the termination of the Licensing Agreement (Note 5) or (iii) the second business day following the date that BetterLife demands repayment.

If the Licensing Agreement is completed in accordance with its terms, the promissory note is non-interest bearing and the amount outstanding shall offset (reduce) the amounts payable by BetterLife under the Licensing Agreement. If the Licensing Agreement is not completed in accordance with its terms or if it is terminated, the Company shall pay to BetterLife interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

On August 31, 2020, the Company completed the Amalgamation with BetterLife (Notes 5 and 19(a)) and the Company became a wholly-owned subsidiary of BetterLife.

20

ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

10.	Related Party Transactions

(a)	Pursuant to the acquisition of Lexi (Note 8(b)), the Company made an interest free demand loan to Lexi in the principal amount of $500,000, which was extinguished upon the amalgamation of Lexi with the Company on August 2, 2019.

(b)	As of June 30, 2020, the Company owed $580,713 (2019 - $510,274) to its officers, directors and former directors for expenses incurred on behalf of the Company, services rendered and due on demand, non-interest bearing loan.

(c)	During the three months ended June 30, 2019, the Company issued 20,786 common shares and granted 41,667 stock options, with exercise price of US$1.20 and ten year expiry, to its former Chair for services performed.

(d)	Also see Notes 5, 6, 8(a), 9, 19(a) and 19(b).

Remuneration of key management personnel was as follows:

	Three Months Ended
	June 30, 2020 $	June 30, 2019 $
Salaries and wages	356,304	351,786
Director fees	5,000	23,189
Share-based payments	47,612	216,968

	408,916	591,943

11.	Share Capital

Authorized: Unlimited common shares without par value. The following are common share transactions during the three months ended June 30, 2020:

(a)	In June 2020, the Company issued 2,000,000 units at US$1.20 per unit, consisting of one common share and one half of one share purchase warrant, for proceeds of $3,264,960 (US$2,400,000), of which $437,017 was allocated to warrant liabilities (Note 12(a)) and of which $2,739,887 of total proceeds were received during the year ended March 31, 2020. Finder’s fee consisting of $64,592 cash and 160,000 common shares valued at $261,197 have been recorded, of which $43,607 was allocated to warrant liabilities (Note 12(a)).

The following are common share transactions during the three months ended June 30, 2019:

(b)	The Company issued 20,000 common shares pursuant to finder’s fee related to its February 2019 private placement.

(c)	The Company issued 23,078 common shares with a fair market value of $37,068 for services performed, including 20,786 common shares issued to the Company’s former Chair (Note 10(c)).

21

ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

12.	Share Purchase Warrants

(a)	Warrant liabilities

In connection with non-brokered private placement made during the three months ended June 30, 2020, 1,000,000 (2019 - nil) warrants were issued with exercise prices denominated in US dollars (Note 11(a)). When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as a financial liabilities. These warrants are therefore classified as a financial liabilities with changes in fair value recognized in profit or loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

On June 30, 2020, the Company amended the terms of all of its outstanding liability and equity-classified warrants as follows: 1) Exercise prices were amended to US$0.50, and 2) Expiry dates were amended to July 24, 2020.

The following table summarizes the changes in liability-classified common share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, March 31, 2019	500,000	2.00	216,751
Granted	1,500,000	2.00	598,849
Change in fair value	-	-	(87,056)
Balance, March 31, 2020	2,000,000	2.00	728,544
Granted (Note 11(a))	1,000,000	2.00	393,410
Modified	166,667	0.50	-
Change in fair value	-	-	1,078,835
Balance, June 30, 2020	3,166,667	0.50	2,200,789

The following table summarizes information about liability-classified warrants outstanding and exercisable as of June 30, 2020.

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
3,166,667	0.50	July 24, 2020	0.07

The fair value of warrant liabilities was determined using the Black-Scholes option pricing model, using the following assumptions:

	June 30, 2020	March 31, 2020
Risk free interest rate	0.201%	0.34% to 1.57%
Dividend yield	-	-
Expected life (years)	0.07 years	2 years
Expected volatility	90.00%	90.00%

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

12.	Share Purchase Warrants (continued)

(a)	Equity-classified warrants

The following table summarizes the changes in equity-classified common share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $
Balance, March 31, 2019	1,395,803	2.00
Expired	(1,229,136)	2.00

Balance, March 31, 2020	166,667	2.00
Modified (Note 12(a))	(166,667)	-

Balance, June 30, 2020	-	-

13.	Stock Options

Effective June 29, 2018, the Company adopted a stock option plan. Under this plan, the Company may grant stock options to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than a percentage of its outstanding common shares as may be required by any stock exchange the Company is listed with. The exercise price of the stock options will be determined by the Company and will be no less than any minimum exercise price as may be required by any stock exchange the Company is listed with.

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Outstanding, March 31, 2019	1,661,548	1.47	2.55
Granted	123,333	1.60	7.73

Outstanding, March 31, 2020	1,784,881	1.48	1.94
Forfeited	(20,000)	1.25	-

Outstanding, June 30, 2020	1,764,881	1.47	1.69

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

13.	Stock Options (continued)

Additional information regarding stock options as of June 30, 2020, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

37,500	37,500	0.01	June 30, 2021
1,500,000	1,000,000	1.50	June 30, 2021
40,000	40,000	1.59	February 17, 2022
40,000	13,336	1.61	February 28, 2023
64,048	64,048	1.59	January 14, 2029
41,667	41,667	1.61	June 14, 2029
20,833	20,833	1.59	September 14, 2029
20,833	20,833	1.57	December 26, 2029
1,764,881	1,238,217

The fair value of stock-based payments was estimated using the Black-Scholes option pricing model and the following assumptions:

	June 30, 2020	March 31, 2020
Risk free interest rate	Not applicable	1.10% to 1.63%
Dividend yield	Not applicable	-
Expected life (years)	Not applicable	3 to 10 years
Expected volatility	Not applicable	90%

14.	Supplemental Cash Flow Disclosures

	Three Months Ended
	June 30, 2020 $	June 30, 2019 $

Supplemental disclosures:
Interest paid	-	4,601
Income tax paid	-	-
Non-cash investing and financing activities:
Common shares issued as finder’s fee (Notes 11(a) and 11(b))	34,961	31,774

15.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue its business strategies, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company considers its capital for this purpose to be shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity or debt, acquire or dispose of assets or adjust the amount of cash. In order to maximize ongoing development efforts, the Company does not pay out dividends. There was no change in the Company’s approach to capital management during the year.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

16.	Financial Instruments and Financial Risk Management

The Company’s financial instruments include cash and cash equivalents, marketable security, accounts payable and accrued liabilities, due to related parties, promissory note and warrant liabilities. The carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities, due to related parties and promissory note approximate their fair values because of the short-term nature of these instruments. Marketable security is recorded at fair value using the quoted market price. Warrant liabilities are at fair value using the Black-Scholes pricing model.

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate, liquidity risk and currency risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through a large Canadian financial institution. As such, the Company considers this risk to be minimal.

(b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of June 30, 2020, the Company was not exposed to significant interest rate risk.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15. Accounts payable and accrued liabilities are subject to normal trade terms. The Company believes that the capital sources will be sufficient to cover the expected short and long-term cash requirements by obtaining financing through the issuance of debt or common shares.

(d)	Currency Risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional and reporting currency is Canadian dollars. The Company is exposed to currency risk through the financial assets and liabilities denominated in currencies other than Canadian dollars. The Company currently does not use derivative instruments to hedge its exposure to the currency risk. As of June 30, 2020, the Company’s accounts payable denominated in U.S dollars and Euro are exposed to currency risk.

A 1% strengthening (weakening) of the U.S. dollar and Euro against the Canadian dollar, with other variables unchanged, would have decreased (increased) the net comprehensive loss by approximately $28,800.

17.	Segment Disclosures

The Company operates in one reporting segment. The Company is located and operated in Canada and U.S. As of June 30 and March 31, 2020, all the non-current assets were located in Canada.

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ALTUM PHARMACEUTICALS INC. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Canadian dollars) For the Three Months Ended June 30, 2020 and 2019

18.	Commitments and Contingencies

In June 2020, the Company entered into a settlement agreement with its Executive Chair and Director (“Settlement Agreement”). Pursuant to the Settlement Agreement, the employment agreement with the Executive Chair is terminated and the Company’s obligation with respect to termination of the employment agreement is eight (8) quarterly payments of US$50,000 each for a period of 24 months beginning on June 30, 2020 and ending on March 31, 2022.

19.	Events After the Reporting Period

(a)

On July 3, 2020, the Company signed an Amalgamation Agreement with BetterLife pursuant to which the Company will be amalgamated with 12167573 Canada Ltd., a wholly-owned subsidiary of BetterLife. On July 29, 2020, 91.3% of the Company’s shareholders voted in favor of the Amalgamation. On August 31, 2020, the Amalgamation was ratified by the Canadian Securities Exchange. Pursuant to the Amalgamation, BetterLife issued 18,217,239 common shares, representing 100% of BetterLife’s issued and outstanding common shares, to the Company’s shareholders in exchange for the Company’s common shares. In addition, BetterLife granted 856,880 stock options to the Company’s optionees and 252,595 share purchase warrants to the Company’s warrant-holders, calculated using the share exchange ratio determined by reference to the exchange of the Company’s common shares for common shares of BetterLife, in exchange for the Company’s outstanding stock options and share purchase warrants.

Upon close of the Amalgamation, the Company became a fully-owned subsidiary of BetterLife and neither the Company nor BetterLife has any further obligations with respect to the Licensing Agreement entered into in May 2020 (Note 5).

(b)

On July 27, 2020, the Company issued a promissory note of $1,000,000 to BetterLife, of which $940,000 was advanced to the Company to advance on clinical activities related to the AP-003 program. The promissory note is due on the earlier of (i) September 15, 2020, (ii) the termination of the Licensing Agreement (Note 5) or (iii) the second business day following the date that the Company demands repayment. If the License Agreement is completed in accordance with its terms, the promissory note is non-interest bearing and the amount outstanding shall offset (reduce) the amounts payable by the Company under the Licensing Agreement. If the Licensing Agreement is not completed in accordance with its terms or if it is terminated, the Company shall pay to BetterLife interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

In August 2020, BetterLife advanced a further US$246,000 to the Company to advance on its clinical activities related to the AP-003 program.

(c)	On August 3, 2020, the Company issued 56,250 common shares for proceeds of $90,000 received during the year ended March 31, 2020.

(d)

On August 7, 2020, the Company issued 897,000 units for gross proceeds of US$448,500. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a common share at US$0.70 per share for a period of two years. Pursuant to the private placement, the Company paid US$35,880 in finder’s fee and issued 71,760 in finder’s warrants, with each whole warrant entitling the finder to purchase a common share at US$0.70 per share.

26